Exhibit 99.1

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2022 and June 30, 2023

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2022	June 30, 2023
Assets
Non-current assets
Other non-current assets	169	1,059
Derivative financial instruments—non-current portion	1,136	594
Tangible fixed assets	1,677,771	1,500,308
Right-of-use assets	93,325	148,150
Total non-current assets	1,772,401	1,650,111
Current assets
Trade and other receivables	11,185	18,068
Inventories	2,894	3,107
Due from related parties	—	2,413
Prepayments and other current assets	3,392	3,328
Derivative financial instruments—current portion	2,440	3,264
Short-term cash deposits	25,000	21,500
Cash and cash equivalents	198,122	285,602
Total current assets	243,033	337,282
Total assets	2,015,434	1,987,393
Partners’ equity and liabilities
Partners’ equity
Common unitholders (51,687,865 units issued and outstanding as of December 31, 2022 and 51,796,759 units issued and outstanding as of June 30, 2023)	668,953	725,532
General partner (1,080,263 units issued and outstanding as of December 31, 2022 and June 30, 2023)	12,608	13,789
Preference unitholders (5,084,984 Series A Preference Units, 3,496,382 Series B Preference Units and 3,061,045 Series C Preference Units issued and outstanding as of December 31, 2022 and June 30, 2023)	279,349	280,012
Total partners’ equity	960,910	1,019,333
Current liabilities
Trade accounts payable	9,300	8,176
Due to related parties	2,873	1,373
Other payables and accruals	57,266	59,543
Borrowings—current portion	90,358	220,111
Lease liabilities—current portion	17,433	28,133
Total current liabilities	177,230	317,336
Non-current liabilities
Borrowings—non-current portion	831,588	570,521
Lease liabilities—non-current portion	45,136	79,752
Other non-current liabilities	570	451
Total non-current liabilities	877,294	650,724
Total partners’ equity and liabilities	2,015,434	1,987,393